P.E. 1/31/02

02014450

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January, 2002

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)
(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)

Date: January 15, 2002

By: "Sandra J. Hall"
Sandra J. Hall, Secretary & Director

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of admi Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be store British Columbia, If you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited
(Formerly: Engineering Power Systems Limited)

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: 23/11/01

CHANGE FROM PREVIOUS REPORT: NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DAVEY
GIVEN NAMES (IN ORDER): IAN S.
ADDRESS: 17 Beveridge Drive
CITY: Don Mills
PROVINCE : Ontario
POSTAL CODE: M3A 1N8

BUSINESS TELEPHONE NO.
(416) 461-3379

BUSINESS FAX NO.
(416) 461-6482

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. NO

BOX 4. JURISDICTION(S) WHERE THE ISS

(REMOVE • AND PLACE AN X BESIDE CH

ALBERTA X NEWFOUNDLAND X

BRITISH COLUMBIA X NOVA SCOT

FEDERAL •ONTARIO X

BANK ACT •QUEBEC •
CCAA •
ICA •SASKATCHEWAN •
TLCA •
CBCA•
UNITED STATES X
MANITOBA •NASDQ•
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIR OWNERSHIP/ CONTROL OR DIRECTION
Options	0	08/01/02	96	2,500		$6.30		2,500	0

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

1) 2,500 options exercisable at $6.30(price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of th misrepresentation.

BOX 7. SIGNATURE

CORRESPONDENCE: ENGLISH

NAME (block letters)	SIGNATURE	DATE OF REPOR (day/month/year)
IAN S. DAVEY	Ian S. Davey	11/01/02

INSIDER REPORT

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER: 2

DATE OF LAST REPORT FILED:

CHANGE FROM PREVIOUS REPORT: NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: 17/6/96

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MYERS
GIVEN NAMES (IN ORDER): DAVID R.
ADDRESS: 456 LOGY BAY ROAD
CITY: ST. JOHN'S
PROVINCE: NWEFOUNDLAND
POSTAL CODE: A1A 5B2

BUSINESS TELEPHONE NO.
709-753-8101

BUSINESS FAX NO.
709-753-0814

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT.

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X NEWFOUNDLAND X

BRITISH COLUMBIA X NOVA SCOTIA •

FEDERAL - ONTARIO X

BANK ACT • QUEBEC •
CCAA •
ICA • SASKATCHEWAN •
TLCA •
CBCA •
UNITED STATES X
MANITOBA • NASDQ •
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B	C						D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	0	08/01/02	96	10,000		$6.30		10,000	0	(see note 1)

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 10,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
DAVID R. MYERS		11/01/02

FIN 2016 Rev. 95/2/22

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-... British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby ... Vancouver, BC V6Z 2H4

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER: 2

DATE OF LAST REPORT FILED: 09/10/01

CHANGE FROM PREVIOUS REPORT: Yes

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BRAKE
GIVEN NAMES (IN ORDER): JOHN H.
ADDRESS: 456 LOGY BAY ROAD
CITY: ST. JOHN'S
PROVINCE : NWEFOUNDLAND
POSTAL CODE: A1A 5B2

BUSINESS TELEPHONE NO.
709-753-8101

BUSINESS FAX NO.
709-753-0814

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE - AND PLACE AN X BESIDE CHOICE)

ALBERTA X NEWFOUNDLAND X
BRITISH COLUMBIA X NOVA SCOTIA -
FEDERAL - ONTARIO X
BANK ACT - QUEBEC -
CCAA -
ICA - SASKATCHEWAN -
TLCA -
CBCA -
UNITED STATES X
MANITOBA - NASDQ -
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	5,000	08/01/02	96	10,000		$6.30		15,000	0	(see note 1)

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 5,000 stock options exercisable at $1.50 expiring February 6, 2005 and 10,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
JOHN H. BRAKE	[signature]	11/01/02

FIN 2036 Rev. 95/1/22

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ENERGY POWER SYSTEMS LIMITED

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER
5

DATE OF LAST REPORT FILED
27/11/01

CHANGE FROM PREVIOUS REPORT

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HARGREAVES
GIVEN NAMES (IN ORDER): SCOTT T.
ADDRESS: 11 HANNAFORD STREET
CITY: TORONTO,
PROVINCE : ONTARIO
POSTAL CODE: M4E 3G6

BUSINESS TELEPHONE NO.
(416) 861-1484

BUSINESS FAX NO.
(416) 861-9623

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X
NEWFOUNDLAND X
BRITISH COLUMBIA X
NOVA SCOTIA •
FEDERAL •
ONTARIO X
BANK ACT •
QUEBEC •
CCAA •
ICA •
SASKATCHEWAN •
TLCA •
CBCA•
UNITED STATES X
MANITOBA •
NASDQ•
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options		08/01/02	96	25,000		6.30		25,000	D	(note 1)

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 25,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances is which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
SCOTT HARGREAVES	[signature]	11/01/02

FIN 2036 Rev. 95/2/22

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER
4

DATE OF LAST REPORT FILED
23/11/01

CHANGE FROM PREVIOUS REPORT
NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KLYMAN
GIVEN NAMES (IN ORDER): MILTON
ADDRESS: #1011, 2121 BATHURST STREET
CITY: TORONTO
PROVINCE : ONTARIO
POSTAL CODE: M5N 2P3

BUSINESS TELEPHONE NO.
(416) 593-0859

BUSINESS FAX NO.

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X NEWFOUNDLAND X

BRITISH COLUMBIA X NOVA SCOTIA •

FEDERAL •ONTARIO X

BANK ACT •QUEBEC •
CCAA •
ICA •SASKATCHEWAN •
TLCA •
CBCA•
UNITED STATES X
MANITOBA •NASDQ•
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ .INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	0	08/01/02	96	5,000		$6.30		5,000	0	(note 1)

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 5,000 options exercisable at $6.30 expiring January 8, 2006. PRICE DETERMINED BY FORMULA ON JANUARY 7, 2002

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances is which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
MILTON KLYMAN	[signature]	09/01/02

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-052. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: 15/10/01

CHANGE FROM PREVIOUS REPORT: NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: NAROOLA
GIVEN NAMES (IN ORDER): RAMESH K.
ADDRESS: A-302 Rishi Apartments
CITY: Alaknanda
PROVINCE: New Delhi, India
POSTAL CODE: 110019

BUSINESS TELEPHONE NO.
011 91 11 646 2884

BUSINESS FAX NO.
011 91 11 646 5298

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X NEWFOUNDLAND X
BRITISH COLUMBIA X NOVA SCOTIA •
FEDERAL • ONTARIO X
BANK ACT • QUEBEC •
CCAA •
ICA • SASKATCHEWAN •
TLCA •
CBCA •
UNITED STATES X
MANITOBA • NASDQ • SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options		08/01/02	96	20,000		$6.30		20,000	0	(note 1)
Common Shares	10,000							10,000	1	Aarlen Consultants Pvt Ltd.

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

1) 20,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.
Mr. Ramesh K. Naroola is an Officer, Director and 50% Shareholder of Aarlen Consultants Pvt. Ltd.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

CORRESPONDENCE: ENGLISH	NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
	RAMESH K. NAROOLA	[signature]	11/01/02

FIN 2036 Rev. 95/2/22

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ENERGY POWER SYSTEMS LIMITED

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER
4, 5

DATE OF LAST REPORT FILED
29/11/01

CHANGE FROM PREVIOUS REPORT
NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CASSINA
GIVEN NAMES (IN ORDER): JAMES C.
ADDRESS: SUITE 301, 2 ADELAIDE STREET WEST
CITY: TORONTO
PROVINCE : ONTARIO
POSTAL CODE: M5H 1L6

BUSINESS TELEPHONE NO.
(416) 861-1484

BUSINESS FAX NO.
(416) 861-9623

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE - AND PLACE AN X BESIDE CHOICE)

ALBERTA X
NEWFOUNDLAND X
BRITISH COLUMBIA X
NOVA SCOTIA -
FEDERAL -
ONTARIO X
BANK ACT -
QUEBEC -
CCAA -
ICA -
SASKATCHEWAN -
TLCA -
CBCA-
UNITED STATES X
MANITOBA -
NASDQ-
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT, INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	92,241							92,241	0	
Common Shares	181,250							181,250	1	Core Financial Enterprises Inc. (note 1)
Options	25,000	08/01/02	96	150,000		$6.30		175,000	0	(note 2)

ATTACHMENT YES

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) Mr. Cassina is the sole Director, Officer and a Controlling shareholder of Core Financial Enterprises Inc.

2) 25,000 options exercisable at $4.00 expiring June 14, 2005, and 150,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
JAMES C. CASSINA	J C Cassina	11/01/02

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ENERGY POWER SYSTEMS LIMITED

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER
4, 5

DATE OF LAST REPORT FILED
17/12/01

CHANGE FROM PREVIOUS REPORT

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HALL
GIVEN NAMES (IN ORDER): SANDRA J.
ADDRESS: 118 HUMPHREY DRIVE
CITY: AJAX
PROVINCE : ONTARIO
POSTAL CODE: L1S 4Y9

BUSINESS TELEPHONE NO.
(416) 864-9795

BUSINESS FAX NO.
(416) 861-9623

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X
NEWFOUNDLAND X
BRITISH COLUMBIA X
NOVA SCOTIA •
FEDERAL •
ONTARIO X
BANK ACT •
QUEBEC •
CCAA •
ICA •
SASKATCHEWAN •
TLCA •
CBCA•
UNITED STATES X
MANITOBA •
NASDQ•
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DEPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ .INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	20,000	08/01/02	96	100,000		$6.30		120,000	D	(note 1)

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 20,000 options exercisable at $4.00 expiring June 14, 2005, and 100,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances is which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
SANDRA J. HALL	S J Hall	11/01/02

FIN 2036 Rev. 95/2/22